SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522	FIRM/AFFILIATE OFFICES

TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 11, 2016	BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON

BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR AND EMAIL TRANSMISSION

Jay Ingram

Legal Branch Chief

Division of Corporate Finance, Office of Manufacturing and Construction

Mail Stop 4631

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Armstrong Flooring, Inc. Amendment No. 3 to Registration Statement on Form 10 Filed March 1, 2016 File No. 1-37589

Dear Mr. Ingram:

On behalf of Armstrong Flooring, Inc. (the “Company”), enclosed please find a copy of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), as filed today with the United States Securities and Exchange Commission (the “Commission”), marked to show changes from Amendment No. 3 to the Registration Statement which was filed by the Company with the Commission on March 1, 2016.

The changes reflected in Amendment No. 4 include those made in response to the comments of the staff of the Commission (the “Staff”), as set forth in the Staff’s comment letter, dated March 7, 2016, with respect to the Registration Statement (the “Comment Letter”). Amendment No. 4 also includes other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.

Exhibit 99.1

Capitalization, page 38

1.         Note D indicates that this adjustment eliminates AWI’s net investment; however, the capitalization table continues to reflect a pro forma Net AWI Investment amount unlike your pro forma balance sheet on page 43. Please revise as necessary.

Response: In response to the Staff’s comment, the Company has revised the capitalization table on page 38 of Amendment No. 4 so that it no longer reflects a pro forma Net AWI Investment amount.

Notes to Unaudited Pro Forma Combined Financial Information, page 44

2.         Please better clarify in your disclosures how the ($67.2) million and $75.8 million amounts reflected in Note (L) are determined based on the amounts included in Notes (I) and (J).

Response: In response to the Staff’s comment, the Company has expanded its disclosures on pages 46-47 of Amendment No. 4 to clarify how the ($67.2) million and $75.8 million amounts reflected in Note (L) are determined based on the amounts included in Notes (I) and (J).

Management’s Discussion and Analysis, page 55

Results of Operations, page 61

3.         Your current disclosures indicate that the lower effective tax rate in 2015 was due to lower unbenefited foreign losses on higher pre-tax income partially offset by the impact of higher pre-tax income relative to the tax on foreign income. Given the significant decrease in your effective tax rate from 56.3% in 2014 to 37.1% in 2015, please expand your disclosures to clarify the extent to which each of these factors contributed to this change as well as to better clarify to readers how each of these factors impacted the effective tax rate.

Response: In response to the Staff’s comment, the Company has expanded its disclosures on page 62 of Amendment No. 4 to clarify the extent to which each of the factors identified in the Staff’s comment contributed to the change in the effective tax rate, as well as to better clarify to readers how each of these factors impacted the effective tax rate.

2015 Compensation Design and Outcomes, page 83

2015 Final Performance and Payout Factors, page 85

4.         We note that for the AFP MAP payout factor, the maximum payout of 200% was awarded even though the maximum AFP EBIDTA of $120.4 million was not achieved. Please advise. Please note that amounts paid over and above amounts earned by meeting the performance measure in a non-equity incentive plan should be reported in the bonus column of your summary compensation table. For further guidance, please refer to Regulation S-K C&DI Question 119.02.

Response: In response to the Staff’s comment, the Company has expanded its disclosures on page 85 of Amendment No. 4 to clarify the manner in which the Company calculated AFP EBITDA and determined that maximum AFP EBITDA was achieved. As a result of the Company’s determination that maximum AFP EBITDA was achieved, the Company does not believe it is necessary to include any such amounts in the bonus column of its summary compensation table.

*            *             *

Please direct any comments or questions regarding these matters to Eric L. Cochran at (212) 735-2596 or Steven J. Daniels at (212) 735-2904.

Sincerely yours,

/s/ Steven J. Daniels
Steven J. Daniels

cc:	Christopher S. Parisi, Esq. Armstrong World Industries, Inc.) Eric L. Cochran, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

3